Exhibit 99.5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2019

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company“) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 14, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 14, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on Internal Control over Financial Reporting

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 14, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 14, 2020

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$184,835	$204,763
Restricted cash	12,935	15,763
Accounts receivable, net (Note 1(f))	40,342	35,351
Capitalized voyage expenses	505	617
Due from related parties (Note 2)	20,113	20,923
Advances and other	23,282	18,407
Vessels held for sale (Note 1(j))	100,277	—
Inventories	13,032	20,388
Prepaid insurance and other	895	1,073
Current portion of financial instruments—Fair value (Note 14)	798	217

Total current assets	397,014	317,502

INVESTMENTS (Note 3)	—	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	287	133
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	21,428	—
LONG TERM RECEIVABLE (Note 4)	13,000	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	61,475	16,161
Vessels	3,610,590	3,813,987
Accumulated depreciation	(977,339)	(984,540)

Vessels’ Net Book Value	2,633,251	2,829,447

Total fixed assets	2,694,726	2,845,608

DEFERRED CHARGES, net (Note 5)	27,648	27,815

Total assets	$3,154,103	$3,205,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$235,513	$160,584
Payables	36,611	37,532
Due to related parties (Note 2)	7,702	4,366
Accrued liabilities	50,873	45,765
Unearned revenue	12,067	6,007
Current portion of obligations under operating leases (Note 4)	7,534	—
Current portion of financial instruments—Fair value (Note 14)	3,900	48

Total current liabilities	354,200	254,302

LONG-TERM DEBT, net of current portion (Note 6)	1,298,783	1,435,017
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	13,894	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	14,907	8,962
STOCKHOLDERS’ EQUITY
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019 and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares at December 31, 2018	18,650	18,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at December 31, 2019 and December 31, 2018; 95,078,607 and 87,604,645 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	95,079	87,605
Additional paid-in capital	992,020	996,833
Accumulated other comprehensive loss	(18,353)	(8,660)
Retained earnings	364,000	400,933

Total Tsakos Energy Navigation Limited stockholders’ equity	1,451,396	1,494,736
Non-controlling Interest	20,923	12,041

Total stockholders’ equity	1,472,319	1,506,777

Total liabilities and stockholders’ equity	$3,154,103	$3,205,058

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2019	2018	2017
VOYAGE REVENUES:	$597,452	$529,879	$529,182
EXPENSES:
Voyage expenses	125,802	125,350	113,403
Charter hire expense	10,822	10,822	311
Vessel operating expenses	180,233	181,693	173,864
Depreciation and amortization	139,424	146,798	139,020
General and administrative expenses	27,696	27,032	26,324
Loss on sale of vessels (Note 4)	—	364	3,860
Impairment charges (Note 3, 4)	27,613	65,965	8,922

Total expenses	511,590	558,024	465,704

Operating income (loss)	85,862	(28,145)	63,478

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(74,723)	(76,809)	(56,839)
Interest income	3,694	2,507	1,082
Other, net	(825)	1,405	1,464

Total other expenses, net	(71,854)	(72,897)	(54,293)

Net income (loss)	14,008	(101,042)	9,185
Less: Net loss (income) attributable to the non-controlling interest	1,118	1,839	(1,573)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$15,126	$(99,203)	$7,612

Effect of preferred dividends (Note 10)	(40,400)	(33,763)	(23,776)
Deemed dividend on Series B Preferred Shares (Note 10)	(2,750)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(28,024)	(132,966)	(16,164)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.32)	$(1.53)	$(0.19)

Weighted average number of shares, basic and diluted	88,757,923	87,111,636	84,713,572

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	2019	2018	2017
Net income (loss)	$14,008	$(101,042)	$9,185

Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net	(9,693)	(3,355)	(992)

Comprehensive income (loss)	4,315	(104,397)	8,193

Less: comprehensive loss (income) attributable to the non-controlling interest	1,118	1,839	(1,573)

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$5,433	$(102,558)	$6,620

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non-controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						7,612		7,612	1,573	9,185
—Issuance of 9.25% Series E Preferred Shares	4,600		105,896			—		110,496		110,496
—Sale of Series D Preferred Shares	25		508			—		533		533
—Sale of Common Shares			(407)	(2,488,717)	13,848	(2,588)		10,853		10,853
—Shares granted to non-executive directors				(110,000)	589	(102)		487		487
—Cash dividends paid ($0.05 per common share)						(17,066)		(17,066)		(17,066)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,485)		(7,485)		(7,485)
—Dividends paid on Series E Preferred Shares						(6,885)		(6,885)		(6,885)
—Other comprehensive loss						—	(992)	(992)		(992)

BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss						(99,203)		(99,203)	(1,839)	(101,042)
—Issuance of 9.50% Series F Preferred Shares	6,000		138,280			—		144,280		144,280
—Sale of Common Shares		266	555	(1,019,069)	5,736	(2,046)		4,511		4,511
—Cash dividends paid ($0.05 per common share)						(13,096)		(13,096)		(13,096)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,492)		(7,492)		(7,492)
—Dividends paid on Series E Preferred Shares						(10,637)		(10,637)		(10,637)
—Dividends paid on Series F Preferred Shares						(4,781)		(4,781)		(4,781)
—Other comprehensive loss						—	(3,355)	(3,355)		(3,355)

BALANCE December 31, 2018	$18,025	$87,605	$996,833	—	$—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income (loss)						15,126		15,126	(1,118)	14,008
—Issuance of Series G Convertible Preferred Shares	3,500		30,484			—		33,984		33,984
—Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)			—		—		—
—Sale of Common Shares		4,557	11,995			—		16,552		16,552
—Capital contribution from non-controlling interest						—		—	10,000	10,000
—Cash dividends paid ($0.05 per common share)						(8,907)		(8,907)		(8,907)
—Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
—Dividends paid on Series B Preferred Shares						(3,000)		(3,000)		(3,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,492)		(7,492)		(7,492)
—Dividends paid on Series E Preferred Shares						(10,639)		(10,639)		(10,639)
—Dividends paid on Series F Preferred Shares						(14,250)		(14,250)		(14,250)
—Dividends paid on Series G Convertible Preferred Shares						(583)		(583)		(583)
—Other comprehensive loss						—	(9,693)	(9,693)		(9,693)

BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$14,008	$(101,042)	$9,185
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	128,783	137,023	131,873
Amortization of deferred dry-docking costs	10,641	9,775	7,147
Amortization of loan costs	4,822	3,992	4,152
Stock compensation expense	—	—	487
Change in fair value of derivative instruments	(820)	10,295	(3,692)
Loss on sale of vessels	—	364	3,860
Impairment charges	27,613	65,965	8,922
Payments for dry-docking	(12,871)	(14,869)	(12,532)
(Increase) Decrease in:
Receivables, net	(9,056)	(15,995)	8,573
Inventories	7,356	(4,095)	2,463
Prepaid insurance and other	178	504	265
Capitalized voyage expenses	112	20	—
Increase (Decrease) in:
Payables	2,415	(12,460)	(4,045)
Accrued liabilities	5,108	2,072	8,986
Unearned revenue	6,060	(7,604)	5,183

Net Cash provided by Operating Activities	184,349	73,945	170,827

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(55,988)	(16,161)	—
Vessel acquisitions and/or improvements	(46,217)	(1,154)	(293,347)
Proceeds from sale of vessels	—	17,136	51,550

Net Cash used in Investing Activities	(102,205)	(179)	(241,797)

Cash Flows from Financing Activities:
Proceeds from long-term debt	494,368	352,872	397,092
Financing costs	(3,556)	(4,300)	(3,177)
Payments of long-term debt	(556,939)	(508,832)	(400,053)
Sale of treasury stock, net	—	4,511	10,853
Redemption of Series B preferred shares	(50,000)	—	—
Proceeds from stock issuance program, net	16,552	—	—
Proceeds from preferred stock issuance, net	33,984	144,280	111,029
Cash dividends	(49,309)	(44,444)	(39,874)
Capital contribution from non-controlling interest to subsidiary	10,000	—	—

Net Cash (used in) provided by Financing Activities	(104,900)	(55,913)	75,870

Net (decrease) increase in cash and cash equivalents and restricted cash	(22,756)	17,853	4,900
Cash and cash equivalents and restricted cash at beginning of period	220,526	202,673	197,773

Cash and cash equivalents and restricted cash at end of period	$197,770	$220,526	$202,673

Interest paid
Cash paid for interest, net of amounts capitalized	$70,755	$67,922	$56,580
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	184,835	204,763	189,763
Restricted cash	12,935	15,763	12,910
Total Cash and cash equivalents and restricted cash	197,770	220,526	202,673

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including two vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive Income (loss): The statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive loss on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)

Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2019 and 2018). Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2019, the Company has written off $3,218 ($nil during 2018) of accounts receivable, deemed uncollectible.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h)

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)

Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels and an advance for a vessel under construction as of December 31, 2019, 2018 and 2017, indicated an impairment charge of $18,661, $65,965 and $8,922, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2019 indicated no impairment charge.

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower that its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale, all expected to be sold within a year. An impairment charge of $7,952 was recognized in 2019. At December 31, 2018, there were no vessels held for sale.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(k)

Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases: The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) and ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements, on January 1, 2019, using the optional transition method. In connection with the adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Sale and Leaseback Transactions: The Company has entered into two sale and leaseback transactions accounted for as operating leases (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

(n)

Revenue from Contracts with Customers: On January 1, 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers, using the modified retrospective method only to contracts that were not completed at January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for that period. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. The adoption of the new accounting standard resulted in a cumulative adjustment of $1,311 in the opening balance of the retained earnings for the fiscal year of 2018. The Company has decided to apply the optional exemption not to disclose the value of the undelivered performance obligations for contracts with an original expected length of one year or less.

Accounting for Revenue and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter or time charter agreements (including profit sharing clauses).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Voyage charters and contracts of affreightment: Voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $215,197, $184,779 and $196,590 for the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, receivables from voyage charters and contracts of affreightment amounted to $26,222 and $25,206 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time charters and Bareboat revenues: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed day rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Revenues from time and bareboat charter hire arrangements amounted to $382,255, $345,100 and $332,592 for the years ended December 31, 2019, 2018 and 2017 respectively.

Revenues generated from time charter and bareboat arrangements are usually collected in advance.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Voyage related and vessel operating costs: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided primarily relating to charter hire paid in advance to be earned over the applicable charter period and to revenue resulting from charter agreements with varying rates.

Customers’ concentration: Voyage revenues for 2019, 2018 and 2017 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2019	2018	2017
A	13%	15%	14%
B	11%	10%	11%
C	10%	10%	10%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive loss and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the consolidated financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying new or re-designated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance had no effect on the Company’s consolidated financial statements.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14).

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(u)

Net Income (Loss) Per Share Attributable to Common Stockholders: The Company computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) which amends the guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The standard is effective for interim and annual periods beginning after December 15, 2019, although

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

early adoption is permitted. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The adoption of the new accounting guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing U.S. GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)”, which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2020. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2019, 2018 and 2017, the monthly fees for operating conventional vessels were $27.5 and $20.4 for vessels chartered in or chartered out on a bare-boat basis or for vessels under construction, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $36.9 for both 2019 and 2018 and $36.3 for 2017. From the above fees, fees are also paid to third-party managers for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I and the VLCC Millennium until April 11, 2018, the date of vessel’s sale. The Management Company, for services rendered, charged $20,147, $20,169 and $19,480 for 2019, 2018 and 2017, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2019, 2018 and 2017, an award of $500, $200 and $575, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, special awards of $750 and $575 were paid to the Management Company in relation to capital raising offerings in 2018 and 2017, respectively. These awards relating to offerings have been included as a deduction of additional paid-in capital in the accompanying consolidated financial statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2019, are $21,271 for 2020, $21,420 for years 2021 and 2022, $20,934 for each of the years 2023 and 2024, and $102,213 from 2025 to 2029.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2019, 2018 and 2017. These fees in total amounted to $850, $245 and $590 for 2019, 2018 and 2017, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

At December 31, 2019, the amount due to the Management Company was $197 ($114 at December 31, 2018).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $2,038, $2,389 and $1,518 for 2019, 2018 and 2017, respectively.

At December 31, 2019, the amount due from TCM was $20,113 ($20,923 at December 31, 2018), relating to vessel operating expenses to be incurred in the following month.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2019 there were no such sale and purchase charges. In 2018, the VLCC tanker Millennium was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, which was 0.5% of the sale price of the vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2019 and 2018, no such fee was charged. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $7,405, $6,580 and $6,532 for 2019, 2018 and 2017, respectively. At December 31, 2019, the amount due to Tsakos Shipping was $1,386 ($520 at December 31, 2018). There is also at December 31, 2019, an amount of $350 ($327 at December 31, 2018) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $9,519, $9,799 and $10,199 for 2019, 2018 and 2017, respectively. At December 31, 2019, the amount due to Argosy was $5,705 ($3,387 at December 31, 2018). There is also at December 31, 2019, an amount of $18 ($nil at December 31, 2018) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $5,617, $5,345 and $5,404 for 2019, 2018 and 2017, respectively.

At December 31, 2019, the amount due to AirMania was $420 ($345 at December 31, 2018).

3.	Long-term Investments

At December 31, 2019 and 2018, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment is impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying Consolidated Statements of Comprehensive Income (Loss). No income was received from this investment during 2019, 2018 and 2017.

4.	Vessels

Acquisitions

On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980. In 2018, there were no vessel acquisitions.

Sales

There were no vessel sales in 2019.

On April 11, 2018, the Company sold the VLCC Millennium, for net proceeds of $17,136, realizing a net loss of $364. The loss from the sale of the vessel is separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At December 31, 2019 and 2018, the Company has assessed the recoverability of seller’s credit. There was no indication of impairment. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

Upon adoption of ASC 842, the Company as at January 1, 2019, recognized on its consolidated balance sheet a right-of-use asset of $29,382 based on the present value of the future minimum lease payments and an obligation under operating leases of $29,382. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not performed any payments prior to the commencement date of the contract. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% and the weighted average remaining lease term was 2.98 years as at December 31, 2019. Amortization of the right-of-use asset is recognized on a straight-line basis from the commencement date of the contract to the end of the non-cancellable lease period, provided that no impairment will be recognized over the lease term. As at December 31, 2019, both the right-of use asset and the corresponding obligation under operating leases were $21,428 (current portion $7,534 and non-current portion $13,894).

Year	Lease Commitment
2020	$8,191
2021	8,191
2022	8,191

Minimum net lease payments	$24,573
Less: Present value discount	(3,145)

Total Obligations under operating leases (current and non-current portion)	$21,428

The amount of $15,408 was recognized as sublease income for the year ended December 31, 2019, compared to $11,599 for the corresponding period of 2018.

Impairment

As of December 31, 2019, the Company reviewed the carrying amount in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for three of the Company’s vessels classified as held for sale (Note 1(j)); Archangel, Alaska, Izumo Princess and for four of the Company’s vessels held and used (Note 1(i)); Amphitrite, Arion, Andromeda, Aegeas. Consequently, the carrying value of five of the above vessels (Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess) totaling $102,550, has been written down to $79,300 based on the lower of the carrying amounts and Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. The carrying value of two of the above vessels (Archangel, Alaska) totaling $64,433, has been written down to $61,070 based on the lower of their carrying amounts and Level 1 inputs indicative of the vessels’ sales prices, less cost to sell. The resulting impairment charge was $26,613 and is reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss). In 2018, there was an impairment charge of $65,965 relating to Silia T, Byzantion, Bosporos, Selini, Salamina plus an advance for a construction later abandoned. In 2017, there was an impairment charge of $8,922 relating to the vessels Silia T and Millennium.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,648 and $27,815 at December 31, 2019 and 2018, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt

Facility	2019	2018
(a) Credit Facilities	—	62,500
(b) Term Bank Loans	1,544,551	1,544,622

Total	1,544,551	1,607,122
Less loan costs, net	(10,255)	(11,521)
Total long-term debt	1,534,296	1,595,601
Less current portion of debt	(238,351)	(163,870)
Add deferred finance costs, current portion	2,838	3,286

Total long-term portion, net of current portion and deferred finance costs	1,298,783	1,435,017

(a)	Credit facilities

As at December 31, 2018, the Company had one open reducing revolving credit facility which matured in February 2019.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2019, amounted to $1,544,551. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between July 2020 and May 2030. Interest rates on the outstanding loans as at December 31, 2019 are based on London interbank offered rate (“LIBOR”) plus a spread.

On December 6, 2018, the Company signed a new eight-year loan agreement for $82,752 relating to the pre- and post-delivery financing of the aframax tankers under construction, Mediterranean Voyager and Caribbean Voyager. The loan is repayable in sixteen equal consecutive semi-annual installments of $1,149.3, commencing six months after the delivery of each vessel, plus a balloon of $22,987 payable together with the last installment for each vessel. The amount of $56,892 was drawn up to December 31, 2019 and the remaining amount of $25,860 was drawn on January 2, 2020, with the delivery of the second aframax tanker Caribbean Voyager (Note 10).

On December 28, 2018, the Company signed a new five-year loan agreement for $62,500 relating to the refinancing of the LNG carrier Neo Energy. On January 10, 2019, the Company repaid the amount of $62,500 which was outstanding at the refinancing date and drew down $62,500 on the same date. The new loan is repayable in ten semi-annual installments of $3,000, commencing six months after the drawdown date, plus a balloon of $32,500 payable with the last installment.

On January 28, 2019, the Company signed a new six-year loan agreement for $88,150 relating to the refinancing of the debt approaching maturity of the suezmax tankers, Spyros K and Dimitris P, the aframax tanker Uraga Princess and the panamax tanker Salamina. The loan was drawn on January 30, 2019 and is repayable in twelve semi-annual installments of $5,200, commencing six months after the drawdown date, plus a balloon of $25,750 payable together with the last installment. Part of the loan, for the vessel Salamina, amounting to $14,272, was prepaid on June 17, 2019.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On May 31, 2019, the Company signed a new five-year loan agreement amounting to $38,250 to refinance the existing loans of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. On May 31, 2019 and June 13, 2019, the Company drew down the amount of $25,500 and $12,750, respectively. On May 31, 2019 and June 3, 2019, the Company repaid the old loan amounts of $9,062 for Maya and Inca and $16,575 for Selini. The loan is repayable in ten semi-annual installments of $3,187, commencing six months after the drawdown date, plus a balloon of $6,375 payable together with the last installment.

On July 12, 2019, the Company signed a new four-year loan agreement amounting to $26,000 for the refinancing of three handysize vessels, Amphitrite, Arion and Andromeda. On July 17, 2019, the Company drew down $26,000 and on the same date, repaid the old loan amounting to $19,448. The new loan is repayable in ten semi-annual installments of $2,600.

On July 12, 2019, the Company signed a new seven-year loan agreement amounting to $56,352 relating to the pre- and post-delivery financing of the first suezmax tanker under contruction (Hull 8041). The first drawdown of $6,979 was made on July 31, 2019, for the payment of the second installment to the ship building yard. The loan is repayable in fourteen consecutive semi-annual installments of $1,408.8, commencing six months after the delivery of the vessel, plus a balloon of $36,629 payable together with the last installment.

On August 5, 2019, the Company signed a new seven-year loan agreement amounting to $72,000 for the refinancing of two aframax tankers, Thomas Zafiras and Leontios H. The loan was drawn on August 8, 2019 and is repayable in fourteen semi-annual installments of $2,400 plus a balloon payment of $38,400 payable together with the last installment. On August 9, 2019, the Company prepaid the old loan amounting to $64,825.

On August 7, 2019, the Company signed a new ten-year loan agreement amounting to $54,387 relating to pre- and post-delivery financing of the second suezmax tanker under construction (Hull 8042). The first drawdown of $6,733 was made on August 9, 2019, for the payment of the second installment to the ship building yard. The loan is repayable in twenty consecutive semi-annual installments of $1,510.7, commencing six months after the delivery of the vessel, plus a balloon of $24,172 payable together with the last installment.

On August 21, 2019, the Company signed a new five-year loan agreement amounting to $71,036 for the refinancing of two aframax tankers, Elias Tsakos and Oslo TS. The loan was drawn in two tranches on August 27, 2019 and August 28, 2019, repayable in fourteen semi-annual installments of $1,200 plus a balloon of $19,200 and ten semi-annual installments of $1,341 plus a balloon of $21,626 payable with last installment, respectively. On August 27, 2019 and August 28, 2019, the Company prepaid the old loans amounting to $31,212 and $35,036, respectively.

On December 6, 2019, the Company signed a new five-year loan agreement amounting to $36,000 for the refinancing of the aframax tanker Parthenon TS. The loan was drawn on December 10, 2019 and on the same date prepaid the old loan amounting to $31,212. The loan is repayable in ten semi-annual installments of $1,200 plus a balloon of $24,000 payable with last installment.

On December 18, 2019, the Company signed a new five-year loan agreement amounting to $35,000 for the refinancing of the aframax tanker Eurovision. The loan was drawn on December 19, 2019 and on the same date the Company prepaid the old loan amounting to $28,000. The loan is repayable in ten semi-annual installments of $1,591 plus a balloon of $19,090 payable with the last installment.

At December 31, 2019, interest rates on these term bank loans ranged from 3.45% to 5.13%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2019	4.41%
Year ended December 31, 2018	4.21%
Year ended December 31, 2017	3.47%

Loan movements for credit facilities and term loans throughout 2019:

Loan	Origination Date	Original Amount	Balance at January 1, 2019	New Loans	Prepaid	Repaid	Balance at December 31, 2019
Credit facility	2007	120,000	62,500	—	62,500	—	—
12-year term loan	2009	40,000	18,750	—	—	2,500	16,250
10-year term loan	2010	39,000	16,900	—	16,900	—	—
10-year term loan	2010	43,924	18,181	—	16,575	1,606	—
9-year term loan	2010	42,100	21,300	—	21,300	—	—
10-year term loan	2011	48,000	24,000	—	24,000	—	—
9-year term loan	2011	48,650	25,948	—	25,948	—	—
8-year term loan	2011	73,600	73,672	—	—	6,406	67,266
7-year term loan	2014	42,000	30,800	—	28,000	2,800	—
6-year term loan	2014	193,239	169,120	—	127,250	8,476	33,394
7-year term loan	2014	40,400	36,377	—	35,036	1,341	—
6-year term loan	2014	78,744	72,925	—	—	4,669	68,256
6-year term loan	2014	39,954	37,457	—	—	2,497	34,960
5-year term loan	2015	35,190	31,280	—	—	1,955	29,325
7-year term loan	2015	35,190	30,792	—	—	2,199	28,593
7-year term loan	2015	39,900	29,019	—	—	3,627	25,392
5-year term loan	2015	82,775	56,908	—	—	10,347	46,561
6-year term loan	2015	46,217	32,351	—	—	4,622	27,729
7-year term loan	2015	44,800	36,800	—	—	3,200	33,600
12-year term loan	2016	309,824	252,433	—	—	21,502	230,931
5-year term loan	2016	33,104	21,996	—	19,450	2,546	—
4-year term loan	2016	18,125	10,875	—	9,063	1,812	—
71/2-year term loan	2017	85,000	79,333	—	—	5,667	73,666
4-year term loan	2017	122,500	92,314	—	—	15,594	76,720
6-year term loan	2018	80,000	76,255	—	—	7,490	68,765
5-year term loan	2018	180,000	151,014	—	—	23,122	127,892
5-year term loan	2018	44,000	44,000	—	—	4,700	39,300
5-year term loan	2018	48,650	48,650	—	—	6,081	42,569
8-year term loan	2018	82,752	5,172	51,720	—	—	56,892
5-year term loan	2018	62,500	—	62,500	—	3,000	59,500
6-year term loan	2019	88,150	—	88,150	14,272	4,358	69,520
5-year term loan	2019	38,250	—	38,250	—	3,187	35,063
4-year term loan	2019	26,000	—	26,000	—	—	26,000
7-year term loan	2019	56,352	—	6,979	—	—	6,979
10-year term loan	2019	54,387	—	6,733	—	—	6,733
7-year term loan	2019	72,000	—	72,000	—	—	72,000
5-year term loan	2019	71,036	—	71,036	—	1,341	69,695
5-year term loan	2019	36,000	—	36,000	—	—	36,000
5-year term loan	2019	35,000	—	35,000	—	—	35,000

Total			1,607,122	494,368	400,294	156,645	1,544,551

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the parent company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $104,979 at December 31, 2019 and $99,154 at December 31, 2018, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,700. Four loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2019, the Company and its wholly owned subsidiaries had twenty-nine loan agreements, totaling $1,544,551. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2019.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2019, are as follows:

Year	Amount
2020	238,351
2021	224,044
2022	164,367
2023	347,775
2024	250,978
2025 and thereafter	319,036

1,544,551

7.	Interest and Finance Costs, net

	2019	2018	2017
Interest expense	69,980	72,191	62,343
Less: Interest capitalized	(1,018)	(252)	(445)

Interest expense, net	68,962	71,939	61,898
Interest swaps termination cash settlements	—	(477)	(3,685)
Bunkers swap and call options cash settlements	1,469	(9,857)	(2,547)
Bunker call options premium	—	—	216
Amortization of loan costs	4,822	3,992	4,152
Bank charges	240	405	164
Change in fair value of non-hedging financial instruments	(770)	10,807	(3,359)

Net total	74,723	76,809	56,839

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2019, the Company was committed to nine floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $481,998, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 2.40% and receives floating rates based on the six-month LIBOR (Note 14).

At December 31, 2019, the Company held eight of the nine interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $455,998.

The fair values of such financial instruments as of December 31, 2019 and 2018, in aggregate amounted to $14,832 (negative) and $5,000 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2019, that is estimated to be reclassified into earnings within the next twelve months is $45.

At December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria. On December 20, 2018, the Company discontinued as a cash flow hedge one hedging interest rate swap. This interest rate swap associated with a secured term loan facility, which was part of the refinancing of debt approaching maturity relating to the vessels Euro and Sakura Princess. Upon completion of the refinancing on December 20, 2018, the hedge no longer met the criteria for hedge accounting as it was no longer highly effective, and it was determined by management that the future cash flows associated with the repayment of the new financing were not probable of occurring. The fair value of the non-hedging swap as of December 31, 2019 and 2018, amounted to $187 (negative) and $38 (negative), respectively. As such, the changes in its fair value during 2019 and 2018 amounting to $149 (negative) and $86 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

In November 2018, the Company entered into two call option agreements, with an exercise date in 2019 and through 2020, for a total premium of $1,602. At December 31, 2019 and 2018, the Company held one and three, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2019 and 2018 was $147 (positive) and $350 (positive), respectively. The changes in their fair value during 2019 and 2018 amounting to $203 (negative) and $232 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

In 2019 and 2018, the Company held twenty-five and nineteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2019 and December 31, 2018 were $2,850 (negative) and $3,972 (negative), respectively. The change in the fair values as of December 31, 2019 and December 31, 2018, was $1,122 (positive) and $10,999 (negative), respectively.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates September 2019 and October 2019. Total cash received from those swaps’ terminations amounted to $1,470. The change in their fair value during 2018 and 2017 were $3,264 (negative) and $785 (positive) respectively.

8.	Stockholders’ Equity

In 2019, the Company issued 4,557,296 common shares for net proceeds of $16,552. In 2018, the Company sold 1,019,069 common shares from its treasury stock and issued 265,993 common shares for net proceeds

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

of $4,511. In 2017, the Company sold 2,488,717 common shares from its treasury stock for net proceeds of $10,853 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

As of December 31, 2019, the Company was in full compliance with all the covenants contained within the terms of its Series C Preferred Shares. There are no financial covenants in the Company’s other outstanding series of preferred shares.

On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.50 per share, declared on June 28, 2019. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $3.00 per share, representing a conversion rate of three and one-third common shares per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised.

On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s newbuilding conventional tankers i.e. Hull 8042, (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35,000 will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals (Shyris Shipping). The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations result in less than $35,000 of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall will remain subject to redemption prior to the fifth anniversary of the share purchase agreement. After such time, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred Shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping.

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144,280, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On October 10, 2017, under the Company’s share-based plan the Company granted 110,000 restricted share units to all non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying financial statements.

9.	Accumulated other comprehensive loss

In 2019, Accumulated other comprehensive loss increased to $18,353 ($8,660 in 2018) mainly due to unrealized losses from hedging financial instruments of $9,693 (losses of $3,355 and $992 in 2018 and 2017, respectively).

10.	Loss per Common Share

The Company calculates basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. The Company considered all series of redeemable convertible preferred shares to have been participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on common shares. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred shares as the holders of redeemable convertible preferred shares do not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

The following table sets forth the computation of basic and diluted net loss per share:

Numerator

	2019	2018	2017
Net income (loss) attributable to Tsakos Energy Navigation Limited	$15,126	$(99,203)	$7,612
Preferred share dividends, Series B	(3,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,438)	(4,438)	(4,437)
Preferred share dividends, Series D	(7,492)	(7,492)	(7,479)
Preferred share dividends, Series E	(10,637)	(10,637)	(7,860)
Preferred share dividends, Series F	(14,250)	(7,196)	—
Preferred share dividends, convertible Series G	(583)	—	—
Deemed dividend on Series B preferred shares	(2,750)	—	—
Net loss attributable to common stockholders	(28,024)	(132,966)	(16,164)

Denominator
Weighted average common shares outstanding	88,757,923	87,111,636	84,713,572

Basic and diluted loss per common share	$(0.32)	$(1.53)	$(0.19)

For purposes of this calculation, potential redeemable convertible preferred shares of 3,100,457 for the year ended December 31, 2019, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Non-controlling Interest in Subsidiary

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya and Inca and two Liberian registered companies which own the vessels Selini and Salamina. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 6.2% of the Company’s 2019 revenue (7.5% in 2018 and 9.5% in 2017) was generated by Flopec.

In June 2019, Mare Success S.A increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. This transaction did not affect vessels’ carrying values on a consolidated basis.

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

13.	Commitments and Contingencies

As at December 31, 2019, the Company had under construction one aframax tanker, two suezmax tankers and one LNG carrier.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The total contracted amount remaining to be paid for the four vessels under construction plus the extra costs agreed as at December 31, 2019, were $323,331. The amount of $188,792 is due to be paid in 2020 and the amount of $134,539 in 2021.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2019, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2020	$306,717
2021	213,165
2022	133,127
2023	96,426
2024 to 2028	210,100

Minimum charter revenues	$959,535

These amounts do not assume any off-hire.

14.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment (Note 3) and the long-term receivable estimates that the amount

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment and the end of the non-cancellable lease period, respectively.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2019 and 2018, are as follows:

	2019		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	184,835	184,835	204,763	204,763
Restricted cash	12,935	12,935	15,763	15,763
Investments	—	—	1,000	1,000
Debt	(1,544,551)	(1,544,551)	(1,607,122)	(1,607,122)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive Income (Loss) or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	131	—	3,024	30

	Financial instruments—Fair Value, net of current portion	260	—	12,199	4,970

Subtotal		391	—	15,223	5,000

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	—	—	121	18

	Financial instruments—Fair Value, net of current portion	—	—	66	20

Bunker swaps	Current portion of financial instruments—Fair value	520	—	755	—

Bunker swaps	Financial instruments—Fair Value, net of current portion	27	—	2,642	3,972

Bunker call options	Current portion of financial instruments—Fair value	147	217	—	—

Bunker call options	Financial instruments—Fair Value, net of current portion	—	133	—	—

Subtotal		694	350	3,584	4,010

Total derivatives		1,085	350	18,807	9,010

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps		(9,938)	(4,316)	(3,692)

Total		(9,938)	(4,316)	(3,692)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps	Depreciation expense	(189)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	(56)	(772)	(2,511)

Total		(245)	(961)	(2,700)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2019 and 2018, was $18,353 and $8,660 respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps	Interest and finance costs, net	(149)	(39)	—
Bunker swaps	Interest and finance costs, net	1,122	(1,142)	5,903
Bunker call options	Interest and finance costs, net	(1,672)	231	(213)

Total		(699)	(950)	5,690

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2019 and 2018, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2019	December 31, 2018
Interest rate swaps	(15,019)	(5,038)
Bunker swaps	(2,850)	(3,972)
Bunker call options	147	350

	(17,722)	(8,660)

15.	Subsequent Events

a)	On January 7, 2020, the Company acquired the aframax tanker Caribbean Voyager.

b)	On January 9, 2020, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes previously classified as held for sale, Archangel and Alaska.

c)	On January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares.

d)	On January 30, 2020, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

e)	On January 30, 2020, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

f)	On January 31, 2020, the Company paid the second installment for the LNG carrier under construction, Hull 3157, amounting to $9,250.

g)	On February 3, 2020, the Company sold the suezmax tanker Silia T to a client company of Tsakos Shipping for gross proceeds of $15,500.

h)	On February 28, 2020, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

i)	On February 28, 2020, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

j)	On March 24, 2020, the Company declared a dividend of $0.05 per common share payable in June 2020 and announced an up to $50,000 common and preferred stock buyback program.

k)	On March 24, 2020, the Company received a capital contribution of $4.0 million from non-controlling owners.

l)	On April 6, 2020, the Company declared a dividend of $0.55469 per share and $0.59375 per share, respectively, for its Series C and Series F Preferred Shares payable on April 30, 2020.

m)	As of April 14, 2020, the Company had raised $2,425 from the issuance of 561,136 common shares.

n)

The current COVID-19 pandemic might have catastrophic impact globally, with a broad range of unavoidable consequences for the shipping industry, which might negatively affect our business, financial performance and our results of operations. An estimate of the impact cannot be made at this time.